ex99.5.doc

Form 51-102F3
Material Change Report
.
1.           Name and Address of Company

HIGH 5 VENTURES INC. (formerly Kokomo Enterprises Inc. “Kokomo”)
Suite 1000, 1177 West Hastings St.
Vancouver, British Columbia  V6E 2K3

(the “Company” or “High 5”)

2.           Date of Material Changes

August 21, 2012 and August 31, 2012

3.           News Releases

News releases were issued on August 21, 2012 and August 31, 2012 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.           Summary of Material Changes

On August 21, 2012, the Company announced that it will change its name to “High 5 Ventures Inc.” and consolidate its share capital on the basis of fifteen-old-for-one-new common share (15:1).

On August 31, 2012, the Company announced that the Company filed a Notice of Alteration with the British Columbia Registrar of Companies effectively changing the name of the Company from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) effective as of August 31, 2012.  Furthermore, the Company’s issued and outstanding shares have been consolidated on the basis of fifteen (old) Kokomo shares for one (new) High 5 share, as a result of which, there are 1,105,007 shares of the Company that are issued and outstanding after adjustments due to fractional rounding.

5.           Full Description of Material Changes

1.	Please see attached News Release dated August 21, 2012 attached as Schedule “A”.
2.	Please see attached News Release dated August 31, 2012 attached as Schedule “B”.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.           Omitted Information

No information has been omitted.

8.           Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material changes contained herein and may be reached at (604) 681-1519 ext. 6106.

9.            Date of Report

This report is dated the 31st day of August, 2012.

51-102F3
High 5 Ventures Inc.
August 31, 2012

ex99.5.doc

Schedule “A”

KOKOMO ENTERPRISES INC.

NEWS RELEASE

Symbols:	CNSX: KKO
OTCQB: KKOEF

Vancouver, BC, August 21, 2012.  Kokomo Enterprises Inc. (the “Company”).  The Company reports that the Board of Directors of the Company have passed a resolution approving the consolidation of the Company’s share capital on a fifteen (15) old shares for one (1) new share basis, and the changing of the Company’s name from Kokomo Enterprises Inc. to “High 5 Ventures Inc.”.  It is anticipated that the consolidation of the Company’s share capital and the Company’s name change shall be effective on or around August 31, 2012.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link.
http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board of
Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3
High 5 Ventures Inc.
August 31, 2012

ex99.5.doc

Schedule “B”

  HIGH 5 VENTURES INC.
  (formerly Kokomo Enterprises Inc.)

  NEWS RELEASE

Symbols:	HHH - CNSX
KKOED – OTCQB

  Name Change and Consolidation

Vancouver, BC.  August 31, 2012.  High 5 Ventures Inc. (formerly Kokomo Enterprises Inc.) [the ”Company”].  The Company reports that further to the Company’s News Release dated August 21, 2012, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies effectively changing the name of the Company from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) effective as of August 31, 2012.

Furthermore, the Company’s issued and outstanding shares have been consolidated on the basis of fifteen (old) Kokomo shares for one (new) High 5 share, as a result of which, there are 1,105,007 shares of the Company that are issued and outstanding after adjustments due to fractional rounding.

In Canada the common shares of the Company trade under the symbol “HHH” on the CNSX, and in the USA the Company’s common shares trade under the temporary symbol “KKOED” until September 27, 2012, after which date the Company’s common shares will trade under the symbol “KKOEF” on the OTCQB tier of the OTC markets.

For more information on the Company, please contact the President of the Company at telephone number (604) 681-1519 ext. 6106 or visit the Company’s website at www.high5venturesinc.com.

On Behalf of the Board of,

HIGH 5 VENTURES INC.
(formerly Kokomo Enterprises Inc..)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

51-102F3
High 5 Ventures Inc.
August 31, 2012